Filed by Northrop Grumman Corporation
            Pursuant to Rule 425 under the Securities Act of 1933
                         and deemed filed pursuant to Rule 14 d-2
                           of the Securities Exchange Act of 1934

                         Subject Company:  Comptek Research, Inc.
                               Commission File Number:  001-08502






THE FOLLOWING UNEDITED TRANSCRIPT OF A CONFERENCE CALL IS A PRELIMINARY COMMUNICATION PRIOR TO THE COMMENCEMENT OF THE TENDER OFFER.


COMPTEK RESEARCH, INC. SECURITY HOLDERS SHOULD READ THE TENDER OFFER STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS MAY GET THE TENDER OFFER STATEMENT WHEN FILED AND OTHER FILED DOCUMENTS AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE (WWW.SEC.GOV)



Note:     This transcript contains forward-looking statements
concerning, among other things, the company's expectations as to the financial results of this transaction and the future results of operations, deliveries, trends, cash flows, markets and programs are projections and are necessarily subject to various risks and uncertainties. Actual outcomes are dependent upon the company's successful performance of internal plans, government customers' budgetary restraints, customer changes in short-range and long-range plans, domestic and international competition in both the defense and commercial areas, product performance, continued development and acceptance of new products, performance issues with key suppliers and subcontractors, government import and export policies, termination of government contracts, political processes, legal, financial and governmental risks related to international transactions and global needs for military and commercial aircraft and electronic systems and support as well as other economic, political, and technological risks and uncertainties and other risk factors set out in the company's filings from time to time with the Securities and Exchange Commission, including, without limitation, the company's report on form 10-K.